UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: July 8, 2005

EXETER GRANTS INCENTIVE STOCK OPTIONS

Vancouver, B. C., July 8, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that subject to TSX Venture Exchange approval, it has granted 435,000 stock options to directors, employees and consultants. The options are set for a period of five years and will allow the holder to purchase a share in the Company at a price of $1.12. Any shares issued on the exercise of these stock options will be subject to a four-month hold period from date of grant.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second stage program on the Cerro Puntudo Project following encouraging results released in February. Results are awaited.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President		Suite 301, 700 West Pender Street
Rob Grey, Investor Relations		Vancouver, B.C. Canada V6C 1G8
Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 2.	Date of Material Change

July 8, 2005

Item 3.	News Release

The News Release dated July 8, 2005 was disseminated via CCN Matthews.

Item 4.	Summary of Material Change

Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that subject to TSX Venture Exchange approval, it has granted 435,000 stock options to directors, employees and consultants. The options are set for a period of five years and will allow the holder to purchase a share in the Company at a price of $1.12.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 11th day of July, 2005.

SCHEDULE “A”

For Immediate Release: July 8, 2005

EXETER GRANTS INCENTIVE STOCK OPTIONS

Vancouver, B. C., July 8, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that subject to TSX Venture Exchange approval, it has granted 435,000 stock options to directors, employees and consultants. The options are set for a period of five years and will allow the holder to purchase a share in the Company at a price of $1.12. Any shares issued on the exercise of these stock options will be subject to a four-month hold period from date of grant.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second stage program on the Cerro Puntudo Project following encouraging results released in February. Results are awaited.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President		Suite 301, 700 West Pender Street
Rob Grey, Investor Relations		Vancouver, B.C. Canada V6C 1G8
Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

For Immediate Release: July 15, 2005

EXETER COMPLETES EXERCISE OF LA CABEZA OPTION

Vancouver, B.C., July 15, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has completed the acquisition of all of the shares of Cognito Limited (“Cognito”). Cognito holds the right to acquire 100% of the La Cabeza gold project in Argentina by making cash payments, totaling US$480,000 over the next 10 years, to the original Argentinean owners of the property.

Yale Simpson, Exeter’s Chairman, commented: “We are very happy with the development of La Cabeza, to date. Since Exeter acquired the option on the project in 2003, our exploration work has confirmed our initial sense that the project had the potential to host a mine. And, we are confidant that our recently-announced, intensive, resource expansion drilling will continue to expand the project’s gold resources.”

To complete the purchase of Cognito, Exeter has now issued 2.5 million shares to Rowen Company Limited (“Rowen”), in accordance with the terms of option agreements announced on March 6, 2003 and June 9, 2003. The shares are subject to a hold period expiring November 13, 2005.

Rowen is controlled by Bryce Roxburgh. Following the signing of the original option agreements, Mr. Roxburgh became the President and CEO of Exeter. He has abstained from discussions and voting on all matters relating to this transaction.

La Cabeza is subject to a 3.5% net smelter returns royalty to the original owners of the property, which Exeter may acquire at any time upon payments totaling US$1 million.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second stage program on the Cerro Puntudo Project following encouraging results released in February. Results are awaited.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Yale Simpson

Chairman

Exeter Resource Corporation

Bryce Roxburgh, President		Suite 301, 700 West Pender Street
Rob Grey, Investor Relations		Vancouver, B.C. Canada V6C 1G8
Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

July 15, 2005

Item 4.	News Release

The Press Release dated July 15, 2005 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that it has completed the acquisition of all of the shares of Cognito Limited (“Cognito”). Cognito holds the right to acquire 100% of the La Cabeza gold project in Argentina by making cash payments, totaling US$480,000 over the next 10 years, to the original Argentinean owners of the property.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 15th day of July, 2005.

SCHEDULE “A”

For Immediate Release: July 15, 2005

EXETER COMPLETES EXERCISE OF LA CABEZA OPTION

Vancouver, B.C., July 15, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has completed the acquisition of all of the shares of Cognito Limited (“Cognito”). Cognito holds the right to acquire 100% of the La Cabeza gold project in Argentina by making cash payments, totaling US$480,000 over the next 10 years, to the original Argentinean owners of the property.

Yale Simpson, Exeter’s Chairman, commented: “We are very happy with the development of La Cabeza, to date. Since Exeter acquired the option on the project in 2003, our exploration work has confirmed our initial sense that the project had the potential to host a mine. And, we are confidant that our recently-announced, intensive, resource expansion drilling will continue to expand the project’s gold resources.”

To complete the purchase of Cognito, Exeter has now issued 2.5 million shares to Rowen Company Limited (“Rowen”), in accordance with the terms of option agreements announced on March 6, 2003 and June 9, 2003. The shares are subject to a hold period expiring November 13, 2005.

Rowen is controlled by Bryce Roxburgh. Following the signing of the original option agreements, Mr. Roxburgh became the President and CEO of Exeter. He has abstained from discussions and voting on all matters relating to this transaction.

La Cabeza is subject to a 3.5% net smelter returns royalty to the original owners of the property, which Exeter may acquire at any time upon payments totaling US$1 million.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second stage program on the Cerro Puntudo Project following encouraging results released in February. Results are awaited.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Yale Simpson

Chairman

Exeter Resource Corporation

Bryce Roxburgh, President		Suite 301, 700 West Pender Street
Rob Grey, Investor Relations		Vancouver, B.C. Canada V6C 1G8
Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

>exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

For Immediate Release: July 27, 2005

EXETER FILES LA CABEZA TECHNICAL REPORT

Vancouver, B. C., July 27, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has filed a NI 43-101 Technical Report, following its news release of June 30, 2005 announcing increased gold resources at its La Cabeza gold project in Argentina. The report can be viewed on SEDAR at www.sedar.com and will be available on the Company’s website at www.exeterresource.com.

The new resource estimates are described in the NI 43-101 Technical Report, compiled by Exeter management. The report was co-authored and prepared under the supervision of Peter Allen of AMDAD, a “qualified person” independent of the Company under NI 43-101 of the Canadian Securities Administrators.

About Exeter

Exeter is a technically-advanced, Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile.

The Company recently commenced a three drill rig exploration program at the La Cabeza project to test for new gold zones under extensive soil cover, and new exploration targets outside those detailed by previous drilling. This exploration is expected to expand the existing resources at La Cabeza. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The relationship provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second-stage program on the Cerro Puntudo project, following encouraging results released in February. Results are awaited.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Results of prospecting for epithermal gold targets are currently being collated.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President		Suite 301, 700 West Pender Street
Rob Grey, Investor Relations		Vancouver, B.C. Canada V6C 1G8
Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

July 27, 2005

Item 4.	News Release

The Press Release dated July 27, 2005 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that it has filed a NI 43-101 Technical Report, following its news release of June 30, 2005 announcing increased gold resources at its La Cabeza gold project in Argentina. The report can be viewed on SEDAR at www.sedar.com and will be available on the Company’s website at www.exeterresource.com.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 27th day of July, 2005.

SCHEDULE “A”

For Immediate Release: July 27, 2005

EXETER FILES LA CABEZA TECHNICAL REPORT

Vancouver, B. C., July 27, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has filed a NI 43-101 Technical Report, following its news release of June 30, 2005 announcing increased gold resources at its La Cabeza gold project in Argentina. The report can be viewed on SEDAR at www.sedar.com and will be available on the Company’s website at www.exeterresource.com.

The new resource estimates are described in the NI 43-101 Technical Report, compiled by Exeter management. The report was co-authored and prepared under the supervision of Peter Allen of AMDAD, a “qualified person” independent of the Company under NI 43-101 of the Canadian Securities Administrators.

About Exeter

Exeter is a technically-advanced, Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile.

The Company recently commenced a three drill rig exploration program at the La Cabeza project to test for new gold zones under extensive soil cover, and new exploration targets outside those detailed by previous drilling. This exploration is expected to expand the existing resources at La Cabeza. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The relationship provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second-stage program on the Cerro Puntudo project, following encouraging results released in February. Results are awaited.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Results of prospecting for epithermal gold targets are currently being collated.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President		Suite 301, 700 West Pender Street
Rob Grey, Investor Relations		Vancouver, B.C. Canada V6C 1G8
Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date September 20, 2005

By:

/s/ Paul C. MacNeill

Paul C. MacNeill

Director